SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2Q19 results

São Paulo, August 14, 2019 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its 2Q19 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2018.

SBSP3: R$ 55.96/share SBS: US$ 13.73 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 38.249 billion Closing quote: 08/14/2019

R$ million

Gross operating revenue
3,249.8
3,579.0
10.1%
Net operating revenue
3,672.2
3,997.9
8.9%
Costs, adm. & selling expenses and construction costs
2,617.5
3,195.0
22.1%
Adjusted EBITDA
1,382.6
1,231.6
10.9%
Adjusted EBIT
1,055.6
807.1
23.5%
Net income
181.9
454.4
149.8%
2Q18
2Q19

1.    Financial highlights

(1)       Includes Regulation, Control and Inspection Fee (TRCF), totaling R$ 17.0 million in 2Q19 and R$ 15.8 million in 2Q18.

(2)       Includes TRCF transfer, totaling R$ 15.1 million in 2Q19 and R$ 13.5 million in 2Q18.

(*)       Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

* Adjusted EBIT corresponds to net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

**Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q19, net operating revenue, which considers construction revenue, totaled R$ 3,997.9 million, 8.9% up from 2Q18.

Costs and expenses, which consider construction costs, totaled R$ 3,195.0 million, 22.1% up from 2Q18.

Adjusted EBIT, totaling R$ 807.1 million, fell 23.5% from the R$ 1,055.6 million reported in 2Q18.

Adjusted EBITDA, totaling R$ 1,231.6 million, fell 10.9% from the R$ 1,382.6 million reported in 2Q18 (R$ 6,535.3 million in the last 12 months).

The adjusted EBITDA margin reached 30.8% in 2Q19, versus 37.7% in 2Q18 (39.4% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 36.8% in 2Q19, versus 45.5% in 2Q18 (46.9% in the last 12 months).

Net income totaled R$ 454.4 million in 2Q19, versus net income of R$ 181.9 million in 2Q18.

2. Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$ 3,579.0 million, which does not consider construction revenue, increased by R$ 329.2 million, or 10.1%, from the R$ 3,249.8 million in 2Q18.

The main factors that led to the increase were:

•        3.5% tariff repositioning index since June 2018 and 4.7% tariff adjustment since May 2019 with approximately 4% impact on operating revenue;

•        2.6% increase in total billed volume, as a result of a 0.2% decrease in the water billed volume and a 6.1% increase in the sewage billed volume; and

•        Beginning of operations in the municipality of Guarulhos in January 2019, generating an increase of R$ 90.6 million or 2.8% in operating revenue.

3. Construction revenue

Construction revenue increased by R$ 21.5 million, or 3.2%, YoY, mainly due to higher asset investments in 2Q19.

4. Billed volume

The tables below show water and sewage billed volumes, quarter-over-quarter and YTD, according to the consumer category and region.

(1)     Unaudited

(2)     Including costal and interior regions

(3)     Wholesale volumes of reuse water and non-domestic sewage

5. Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 577.5 million in 2Q19 (22.1%). Excluding construction costs, the increase was R$ 556.5 million (28.3%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenue was 79.9% in 2Q19, versus 71.3% in 2Q18.

5.1. Salaries and payroll charges and Pension plan obligations

In 2Q19, there was an increase of R$ 91.4 million, or 13.4%, due to the following:

•        Increase of R$ 44.6 million, mainly due to the addition of 619 employees since June 2018, (net of admissions and dismissals), the application of 1.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2019 and the 4.99% salary adjustment in May 2019;

•        Increase of R$ 29.0 million in medical expenses; and

•        Higher overtime expenses, of R$ 7.5 million.

5.2. General supplies

Increased by R$ 17.5 million, or 32.5%, mainly due to the larger applications in the maintenance of water and sewage networks, systems and connections.

5.3. Treatment materials

Increase of R$ 14.3 million, or 23,3%, due to:

•        Greater need for application of oxygen and polymers in several Sewage Treatment Stations, in the amount of R$ 6.1 million; and

•        Greater need to use oxidizers and coagulants in water treatment, in the amount of R$ 3.9 million, mainly in the ABV Water Treatment Station.

5.4. Services

Expenses with services increased by R$ 134.9 million, or 42.2%, to R$ 454.4 million, from the R$ 319.5 million recorded in 2Q18, mainly due to:

•        Higher expenses with third-party services, of R$ 46.7 million, due to the beginning of operations in the Municipality of Guarulhos in January 2019;

•        R$ 25.5 million increase in maintenance services in water and sewage networks and connections;

•        R$ 12,4 million increase in maintenance services and IT technical support;

•        Higher expenses with contracts to recover credits, of R$ 9.5 million;

•        Higher surveillance expenses, totaling R$ 8.1 million;

•        R$ 6.8 million increase in meter reading and bill delivery expenses; and

•        Higher expenses with paving and replacing of sidewalks, of R$ 5.0 million.

5.5. Electricity

Electricity expenses totaled R$ 279.5 million in 2Q19, up R$ 50.7 million, or 22.2%, from the R$ 228.8 million recorded in 2Q18. Of total electricity expenses, ACL accounted for 19.8%, TUSD for 16.5% and ACR for 63.7%.

The key factors that led to this variation were:

•        Average decrease of 3.7% in energy prices of Free Market tariffs (Ambiente de Contratação Livre – ACL), with a 5.9% increase in consumption;

•        Average upturn of 32.6% in Grid Market Tariffs (Tarifas de Uso do Sistema de Distribuição – TUSD), with a 2.0% increase in consumption; and

•        Average increase of 11.1% in Regulated Market tariffs (Ambiente de Contratação Regulada – ACR), with a 12.5% increase in consumption.

5.6. General expenses

Increase of R$ 117.1 million, or 52.7%, to R$ 339.2 million in 2Q19, versus R$ 222.1 million in 2Q18, mainly due to:

•        Higher provisioning of lawsuits in 2Q19, totaling R$ 52.3 million;

•        Expenses related to the conclusion of lawsuits, due to the agreement entered into with the municipality of São Bernardo do Campo, in the amount of R$ 39.0 million; and

•        Higher provision for transfers to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 9.7 million, due to higher revenue obtained in the municipality.

5.7. Tax expenses

Increase of R$ 10.4 million, or 71.7%, mainly due to higher Property Tax (IPTU) expenses in 2Q19, in the amount of R$ 9.0 million.

5.8. Depreciation and amortization

Depreciation and amortization expenses increased by R$ 97.5 million, or 29.8%, due to the start-up of intangible assets, in the amount of R$ 7.9 billion, of which R$ 3.4 billion related to the São Lourenço Production System.

5.9. Allowance for doubtful accounts

Increase of R$ 22.7 million, due to higher delinquency in 2Q19, with an impact of R$ 53.5 million, partially offset by a higher number of agreements signed, in the amount of R$ 30.8 million.

6. Other operating revenue (expenses), net

Other net operating revenue (expenses) fell by R$ 19.0 million, due to:

•        Non-recurring recovery of escrow deposits in 2Q18, in the amount of R$ 10.9 million; and

•        Non-recurring revenue from property expropriation in 2Q18, in the amount of R$ 8.1 million.

7. Financial result

7.1. Financial expenses, net of income

7.1.1. Financial expenses

Increase of R$ 78.4 million, mainly due to:

•        R$ 91.2 million increase in other financial expenses, mainly as a result of: (i) the recognition of interest in 2Q19, in the amount of R$ 53.9 million, due to the full start-up of the São Lourenço Production System in July 2018; and (ii) higher recognition of interest on lawsuits, in the amount of R$ 24.1 million.

•        R$ 6.7 million decrease in interest and charges on domestic loans and financing, mainly due to the amortization of 15th , 17th and 20th debentures issued; and

•        R$ 6.1 million decrease in interest and charges on foreign loans and financing, mainly due to: (i) partial debt amortization in foreign currency; and (ii) 1.7% depreciation of the US dollar against the Brazilian real in 2Q19, compared to a 16.0% appreciation in 2Q18 and lower appreciation of the Yen against the Brazilian real in 2Q19, of 0.9%, compared to the 11.4% appreciation recorded in 2Q18.

7.1.2. Financial income

Decrease of R$ 30.7 million, mainly due to the higher recognition of interest on installment agreements in 2Q18, of R$ 25,3 million.

7.2. Monetary and exchange variation, net

The effect of net monetary and exchange variation in 2Q19 was R$ 790.7 million lower than in 2Q18, highlighting the R$ 856.1 million decrease of exchange variation on loans and financing, as a result of the 1.7% depreciation of the US dollar against the Brazilian real in 2Q19, compared to a 16.0% appreciation in 2Q18, as well as the lower appreciation of the Yen against the Brazilian real in 2Q19 (0.9%), compared to the 11.4% appreciation recorded in 2Q18.

8. Income tax and Social contribution

The R$ 141.6 million increase was due to higher taxable income in 2Q19, mainly affected by lower exchange variation expenses and higher operating revenue, partially mitigated by higher costs and expenses.

9. Indicators

9.1. Operating

(1)     Total connections, active and inactive, in thousand units at the end of the period.

(2)     In million inhabitants, at the end of the period. Does not include wholesale.

(3)     In millions of cubic meters.

(4)     Does not include Guarulhos

(*)    Unaudited.

9.2. Economic

(1)     Annual accrual, in %

(2)     Annual average

(3)     Ptax sale rate on the last day

(*)    Unaudited

10. Loans and financing

In July, it was concluded the 24th Debenture Issuance, the Company’s first “infrastructure debentures”, regulated by Law 12,431/11. The R$ 400 million raised will be allocated to infrastructure investments related to adjustment and modernization of water supply systems in 71 municipalities, in order to reduce water loss index  in said systems.

Information on the 24th Debenture Issuance:

Series 1 – Amortization : 7th year
  - Volume: R$ 100,000,000.00
  - Remuneration: IPCA + 3.20% p.a.

Series 2 – Amortization: years 8/9/10
  - Volume: R$ 300,000,000.00
  - Remuneration: IPCA + 3.37% p.a.

11. Capex

R$ 739.6 million was invested in 2Q19 totaling R$ 1.5 billion in the first half of the year.

12. Conference calls

In English

August 16, 2019 - Friday

1:00 pm  US ET / 2:00 pm  (Brasília)

Dial in: + 1 (412) 317-6346

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10133340

Click here for the webcast

In Portuguese

August 16, 2019 – Friday
9:30 am  US ET / 10:30 am (Brasília)

Dial in: +55 (11) 3181-8565

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 8133341#

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law **R$ '000**

	2Q19	2Q18
Net Operating Income	**3,997,910**	**3,672,234**
Operating Costs	(2,563,979)	(2,152,364)
Gross Profit	**1,433,931**	**1,519,870**
Operating Expenses		
Selling	(203,169)	(167,339)
Estimated losses with doubtful accounts	(80,815)	(58,067)
Administrative expenses	(347,097)	(239,735)
Other operating revenue (expenses), net	(2,701)	16,320
Operating Income Before Shareholdings	**800,149**	**1,071,049**
Equity Result	4,221	877
Earnings Before Financial Results, net	**804,370**	**1,071,926**
Financial, net	(215,705)	(42,091)
Exchange gain (loss), net	60,128	(795,143)
Earnings before Income Tax and Social Contribution	**648,793**	**234,692**
Income Tax and Social Contribution		
Current	(246,124)	25,238
Deferred	51,706	(78,044)
Net Income for the period	**454,375**	**181,886**
Registered common shares ('000)	**683,509**	**683,509**
Earnings per shares - R$ (per share)	**0.66**	**0.27**
Depreciation and Amortization	**(424,538)**	**(326,987)**
Adjusted EBITDA	**1,231,608**	**1,382,593**
% over net revenue	30.8%	37.7%

 Balance Sheet

Brazilian Corporate Law R$ '000

ASSETS	06/30/2019	12/31/2018
Current assets		
Cash and cash equivalents	2,663,892	3,029,191
Trade receivables	1,964,557	1,843,333
Related parties and transactions	170,783	174,148
Inventories	120,393	65,596
Restricted cash	24,670	31,900
Currrent recoverable taxes	204,554	380,703
Other receivables	78,612	77,371
Total current assets	**5,227,461**	**5,602,242**
Noncurrent assets		
Trade receivables	187,523	209,083
Related parties and transactions	670,879	669,102
Escrow deposits	166,304	152,018
Water National Agency – ANA	43,798	49,136
Other receivables	112,655	103,310
Equity investments	60,819	44,587
Investment properties	47,595	47,620
Contract assets	7,038,088	7,407,948
Intangible assets	30,145,498	29,012,460
Property, plant and equipment	283,957	267,612
Total noncurrent assets	**38,757,116**	**37,962,876**
Total assets	**43,984,577**	**43,565,118**

LIABILITIES AND EQUITY	06/30/2019	12/31/2018
Current liabilities		
Trade payables	454,105	465,993
Borrowings and financing	1,523,541	2,103,612
Accrued payroll and related charges	548,023	564,830
Taxes and contributions	272,519	200,563
Dividends and interest on capital payable	573	673,765
Provisions	487,043	458,387
Services payable	495,394	454,022
Public-Private Partnership – PPP	124,198	137,827
Program Contract Commitments	368,801	230,695
Other liabilities	176,325	108,938
Total current liabilities	**4,450,522**	**5,398,632**
Noncurrent liabilities		
Borrowings and financing	11,382,733	11,049,184
Deferred income tax and social contribution	242,960	261,242
Deferred Cofins and Pasep	140,622	140,830
Provisions	445,787	434,475
Pension obligations	3,001,479	2,970,009
Public-Private Partnership – PPP	3,250,911	3,275,297
Program Contract Commitments	121,309	142,314
Other liabilities	355,231	341,447
Total noncurrent liabilities	**18,941,032**	**18,614,798**
Total liabilities	**23,391,554**	**24,013,430**
Equity		
Paid-up capital	15,000,000	15,000,000
Profit reserve	5,040,452	5,100,783
Other comprehensive income	(549,095)	(549,095)
Retained earnings	1,101,666	-
Total equity	**20,593,023**	**19,551,688**
Total equity and liabilities	**43,984,577**	**43,565,118**

Cash Flow

Brazilian Corporate Law

	Jan-Jun 2019	Jan-Jun 2018
		R$ '000
Cash flow from operating activities		
Profit before income tax and social contribution	**1,639,993**	**1,123,364**
Adjustment for:		
Depreciation and amortization	835,401	654,886
Residual value of property, plant and equipment and intangible assets written-off	14,192	13,784
Allowance for doubtful accounts	88,575	106,698
Provision and inflation adjustment	159,872	50,040
Interest calculated on loans and financing payable	273,784	256,304
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(28,631)	941,692
Interest and inflation adjustment losses	21,874	16,025
Interest and inflation adjustment gains	(21,076)	(39,672)
Financial charges from customers	(152,075)	(148,191)
Margin on intangible assets arising from concession	(29,049)	(29,548)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	15,426	51,730
Equity result	(5,985)	(3,694)
Provision from São Paulo agreement	(1,076)	114,498
Pension obligations	133,720	121,784
Other adjustments	119,421	12,442
	3,064,366	**3,242,142**
Changes in assets		
Trade accounts receivable	(40,291)	21,491
Accounts receivable from related parties	19,411	32,345
Inventories	(54,797)	20,828
Recoverable taxes	176,149	(51,061)
Escrow deposits	(6,906)	1,089
Other accounts receivable	9,197	(45,628)
Changes in liabilities		
Trade payables and contractors	(331,681)	(248,804)
Services payable	42,448	(103,685)
Accrued payroll and related charges	(32,233)	(60,877)
Taxes and contributions payable	(109,030)	(44,327)
Deferred Cofins/Pasep	(208)	724
Provisions	(119,904)	(132,384)
Pension obligations	(102,250)	(101,094)
Other liabilities	80,499	91,237
Cash generated from operations	**2,594,770**	**2,621,996**
Interest paid	(390,247)	(360,993)
Income tax and contribution paid	(369,156)	(307,293)
Net cash generated from operating activities	**1,835,367**	**1,953,710**
Cash flows from investing activities		
Acquisition of contract assets and intangible assets	(901,495)	(801,502)
Restricted cash	7,230	5,024
Purchases of tangible assets	(28,614)	(12,572)
Increase in investment	223	(655)
Cash receipts from the sale of assets	-	8,131
Net cash used in investing activities	**(922,656)**	**(801,574)**
Cash flow from financing activities		
Loans and financing		
Proceeds from loans	1,150,807	1,085,460
Repayments of loans	(1,476,152)	(975,245)
Payment of interest on shareholders'equity	(739,990)	(653,393)
Public-Private Partnership – PPP	(211,253)	(27,786)
Program Contract Commitments	(1,422)	(31,484)
Net cash used in financing activities	**(1,278,010)**	**(602,448)**
Cash reduce and cash equivalents	**(365,299)**	**549,688**
Represented by:		
Cash and cash equivalents at beginning of the year	3,029,191	2,283,047
Cash and cash equivalents at end of the year	2,663,892	2,832,735
Cash reduce and cash equivalents	**(365,299)**	**549,688**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 14, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.